KALU SEASONING BLENDS
PROFIT & LOSS STATEMENT
JANUARY - DECEMBER 2021

	2021
Sales	$ 113,450
Total Revenue	*$ 113,450*
Expenses	
Inventory purchases	$ 28,812
Advertising	$ 1,616
Insurance	$ 798
Salaries	$ 9,490
Utilities	$ 1,438
Car & Truck exp	$ 10,833
Depreciation	$ 6,484
Office exp	$ 637
Spoilage & wasteage	$ -
Taxes & Licenses	$ 2,339
Rent	$ 18,600
Total Expenses	*$ 81,047*
Net Profit	**$ 32,403**

KALU SEASONING BLENDS
BALANCE SHEET
AS AT DECEMBER 31, 2021

Year	2021
Cash	$ 105,922
Fixed Assets	$ 38,970
Dep (Accum)	$ (15,174)
Total Assets	**$ 129,718**
Liabilities	
Accounts Payable	$ -
Accrued wages	
Total Liability	**$ -**
Owners Investment	$ 77,000
Distributions	$ -
Total Owners Investment	**$ 77,000**
Retained Earnings	$ 20,315
Net Income (loss)	$ 32,403
Total Equity	*$ 52,718*
Total Owners Equity & Liabilities	**$ 129,718**

$ -

KALU SEASONING BLENDS
STATEMENT OF CASH FLOWS
JANUARY - DECEMBER 2021

	Year	2021
CASH FROM OPERATING ACTIVITIES		
Net Operating Earnings	$	32,403
Plus Depreciation	$	6,484
NET CASH PROVIDED BY OPERATING ACTIVITIES	*$*	*38,887*
CASH FROM INVESTING ACTIVITIES		
Investment in property & equipment	$	(7,000)
NET CASH FROM INVESTING ACTIVITIES	*$*	*(7,000)*
CASH FROM FINANCING ACTIVITIES		
Issuanace (repayment of Equity)		
NET CASH FROM FINANCING ACTIVITIES	*$*	*-*
Net Increase in cash	*$*	*31,887*
Openning Cash Balance	*$*	*74,035*
Closing Cash Balance	**$**	**105,922**